EXHIBIT 3.1

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)
1.	Name of Corporation:
ZD VENTURES CORPORATION
2.	The articles have been amended as follows:
THE NAME OF THE CORPORATION IS CHANGED TO:
PLYZER TECHNOLOGIES INC.
3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 80

4.	Effective date and time of filing: (optional) Date: April 4, 2017 Time:
5.	Signature: (required)

/s/ Terence Robinson
Signature of Officer